787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 8, 2011

VIA EDGAR

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Funds

Post-Effective Amendment No. 38 to the Registration Statement Filed on June 10, 2011

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Eskildsen:

This letter responds to a supplemental Staff comment on the above-referenced Post-Effective Amendment (the “Amendment”).  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for each of the Aberdeen U.S. Equity I Fund and the Aberdeen U.S. Equity II Fund (together, the “Funds”).

For your convenience, the substance of the comment has been restated below.  The Registrant’s response to the comment is set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                                                            Please explain supplementally the Registrant’s analysis with respect to each separate industry listed in the explanatory sentence relating to industries contained in the Funds’ fundamental restriction relating to concentration.

Response:                                                                                          The above-referenced explanatory sentence has been deleted.  Further, the Registrant has represented that it currently intends to rely on the Global Industry Classification Standards (GICS) in determining industry classification with respect to the Funds.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                 Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP